UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 22, 2024, the board of directors of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), approved a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The Company’s ordinary shares will begin trading on the Nasdaq Stock Market on a post-split basis on April 12, 2024. As a result of the Reverse Share Split, the par value of the ordinary shares of the Company will be changed from $0.001 per share to $0.04 per share, and the Company’s issued and outstanding ordinary shares will be reduced from 102,165,549 to approximately 2,554,139.

On April 10, 2024, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: April 10, 2024